SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cyclerion Therapeutics, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

23255M105
(CUSIP Number)

Peter M. Hecht
c/o Cyclerion Therapeutics, Inc.
245 First Street, 18th Floor
Cambridge, MA 02142
(857) 327-8778

Copies to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23255M105	13D

1	NAMES OF REPORTING PERSONS
Peter M. Hecht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,596,668

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,596,668

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,596,668

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculated based on the sum of (i) 40,420,909 shares of Common Stock (as defined below) outstanding as of June 7, 2021 and (ii) 1,548,970 shares of Common Stock that Dr. Hecht has the right to acquire upon the exercise of stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof.

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Peter M. Hecht on May 14, 2021 (the “Original Schedule 13D” and as amended, the “Schedule 13D”) relating to the shares of common stock, no par value (the “Common Stock”), of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended as follows:

The outstanding shares of Common Stock currently beneficially owned by Dr. Hecht were acquired by Dr. Hecht over several years through various means, including (i) 221,736 shares acquired by Dr. Hecht in connection with the separation (the “Separation”) of the Issuer from Ironwood Pharmaceuticals, Inc., (ii) 2,000 shares acquired by Dr. Hecht as a result of the exercise of certain stock options held by Dr. Hecht, (iii) 791 shares gifted to Dr. Hecht from an immediate family member, (iv) 1,000,001 shares purchased by Dr. Hecht in open market transactions using his personal funds, (v) 823,170 shares Dr. Hecht agreed to purchase from the Issuer on June 3, 2021 using his personal funds, and (vi) 1,548,970 shares that Dr. Hecht has the right to acquire upon the exercise of stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended as follows:

On June 3, 2021, the Issuer entered into and on June 7, 2021, the Issuer completed, a private placement of 5,735,988 shares of Common Stock to various investors, including Dr. Hecht.  Dr. Hecht purchased 823,170 such shares in the private placement. All of the investors other than Dr. Hecht paid a purchase price of $3.12 per share in the private placement. Dr. Hecht paid a purchase price of $3.28 per share in the private placement in compliance with Nasdaq listing rule 5635(c).

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended as follows:

(a)-(b) Dr. Hecht beneficially owns an aggregate of 3,596,668 shares of Common Stock (including the shares purchased as described above), representing approximately 8.6% of all of the outstanding shares of Common Stock, as to which Dr. Hecht has sole dispositive and voting power, including 1,548,970 shares that Dr. Hecht has the right to acquire upon the exercise of stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof. The number of outstanding shares used in calculating the ownership percentage set forth above is the sum of (i) 40,420,909 shares of Common Stock outstanding as of June 7, 2021 and (ii) 1,548,970 shares of Common Stock that Dr. Hecht has the right to acquire upon the exercise of stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof.

(c) On June 3, 2021, Dr. Hecht agreed to purchase from the Issuer 823,170 shares of Common Stock at $3.28 per share.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Power of Attorney of Peter M. Hecht (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Peter M. Hecht with the SEC on May 14, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021

PETER M. HECHT

	By:	/s/ Gary J. Simon
Name:	Gary J. Simon
Title:	Attorney-in-Fact